CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$3,088,000	$220.17

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated February 17, 2010 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$3,088,000 Principal Protected Notes with Variable Coupon Linked to an Equally Weighted Basket of 10 Stocks due February 20, 2015 Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek variable annual coupon payments that are linked to the performance of an equally-weighted basket of 10 common stocks or American depositary shares over the term of the Notes, with full principal protection if the Notes are held to maturity. The coupon rate will be subject to a coupon cap of 9.50% per annum. Investors should be willing to forgo dividend payments on the stocks comprising the basket, and, if the value of the basket depreciates, be willing to receive no coupon payments in respect of the Notes.

•	Senior unsecured obligations of Barclays Bank PLC maturing February 20, 2015[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on February 17, 2010 (the “pricing date”) and are expected to issue on February 22, 2010 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Pricing Date:	February 17, 2010

Issue Date:	February 22, 2010

Final Valuation Date[1]:	February 17, 2015

Maturity Date[1]:	February 20, 2015

Reference Asset:	An equally-weighted basket (the “basket”) consisting of 10 common stocks or American depositary shares of specific companies (each, a “basket stock” and collectively, the “basket stocks”). The companies whose common stock or American depositary shares comprise the basket are set forth under “The Basket” on page PS-4 of this pricing supplement.

Coupon Rate:	For each coupon payment date, the coupon rate will be a percentage equal to the weighted average of the Stock Performances of the basket stocks on the applicable coupon determination date, provided that the coupon rate will not be less than 0%.

Coupon Cap:	9.50%

Coupon Payment:	The coupon payment per $1,000 principal amount Note payable on each coupon payment date will equal $1,000 multiplied by the coupon rate.

Payment at Maturity:	At maturity, you will receive the principal amount of your Notes (plus the final coupon payment, if any).

Coupon Payment Dates:	The third business day following each coupon determination date.

Coupon Determination Dates[1]:	February 17, 2011, February 17, 2012, February 19, 2013, February 18, 2014 and February 17, 2015

Stock Performance:

On each coupon determination date, the Stock Performance for each basket stock will be a percentage determined as follows:

(1) if the stock return is greater than the coupon cap, the Stock Performance will equal the coupon cap, or

(2) if the stock return is less than or equal to the coupon cap, the Stock Performance will equal the stock return.

Stock Return:

On each coupon determination date, the performance of each basket stock from the initial share price to the final share price, expressed as a percentage and calculated as follows:

Final Share Price – Initial Share Price

Initial Share Price

Initial Share Price:	With respect to each basket stock, the closing price of one share of the basket stock on the pricing date.

Final Share Price:	With respect to each basket stock, the closing price of one share of the basket stock on the applicable coupon determination date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740JSB7 / US06740JSB79

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement. If any coupon determination date is not a scheduled trading day, then such coupon determination date will be the next succeeding scheduled trading day.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	3%	97%
Total	$3,088,000	$92,640	$2,995,360

[2]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 3%, is 97%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PS–2

The Basket

The issuers of the basket stocks, the related Bloomberg ticker symbols, the exchange on which each basket stock is listed, the weightings of each basket stock and the initial share price of each basket stock are as set forth below:

Ticker Symbol	Basket Stock Issuer	Exchange	Stock Weighting	Initial Share Price
“GE UN <Equity>”	General Electric Company	NYSE	10.00%	$16.15
“BAC UN <Equity>”	Bank of America Corporation	NYSE	10.00%	$15.66
“PFE UN <Equity>”	Pfizer Inc.	NYSE	10.00%	$17.67
“PG UN <Equity>”	The Procter & Gamble Company	NYSE	10.00%	$62.85
“PEP UN <Equity>”	PepsiCo, Inc.	NYSE	10.00%	$62.11
“TEVA UQ <Equity>”	Teva Pharmaceutical Industries Limited	Nasdaq	10.00%	$57.94
“UTX UN <Equity>”	United Technologies Corporation	NYSE	10.00%	$67.35
“HPQ UN <Equity>”	Hewlett-Packard Company	NYSE	10.00%	$50.12
“MSFT UQ <Equity>”	Microsoft Corporation	Nasdaq	10.00%	$28.59
“FPL UN <Equity>”	FPL Group, Inc.	NYSE	10.00%	$45.77

Hypothetical Examples

The following examples illustrate hypothetical coupon payments on the Notes on any coupon payment date assuming an initial investment of $1,000 principal amount. The examples are based on a coupon cap of 9.50% and the initial share prices and final share prices for the basket stocks as indicated. The hypothetical share prices, coupon rates and coupon payments set forth below are for illustrative purposes only, and examples below may not represent the actual coupon payment on any coupon payment date applicable to a purchaser of the Notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On the hypothetical coupon determination date, the final share prices of five of the basket stocks increased from the initial share prices while the final share prices of the other five basket stocks decreased from the initial share prices. Every positive stock return is subject to the coupon cap. The positive stock returns are offset entirely by negative stock returns, and the weighted average of the Stock Performances is less than 0%. Because the coupon rate cannot be less than 0%, the investor receives no coupon payment on the related coupon payment date.

Basket Stock	Initial Share Price	Final Share Price	Stock Return	Stock Performance	Weighting	Stock Performance × Weighting
GE	$16.15	$18.57	15.00%	9.50%	10%	0.95%
BAC	$15.66	$13.31	-15.00%	-15.00%	10%	-1.50%
PFE	$17.67	$19.44	10.00%	9.50%	10%	0.95%
PG	$62.85	$56.57	-10.00%	-10.00%	10%	-1.00%
PEP	$62.11	$74.53	20.00%	9.50%	10%	0.95%
TEVA	$57.94	$46.35	-20.00%	-20.00%	10%	-2.00%
UTX	$67.35	$74.09	10.00%	9.50%	10%	0.95%
HPQ	$50.12	$45.11	-10.00%	-10.00%	10%	-1.00%
MSFT	$28.59	$32.88	15.00%	9.50%	10%	0.95%
FPL	$45.77	$38.90	-15.00%	-15.00%	10%	-1.50%
			Total:			-2.25%
			Coupon Rate:			0.00%
			Coupon Payment ($1000 × Coupon Rate)			$0.00

PS–3

Example 2: On the hypothetical coupon determination date, the final share prices of all of the basket stocks increased from the initial share prices. Every positive stock return is subject to the coupon cap, and the weighted average of the Stock Performances is 9.50%, the maximum coupon rate on the Notes. Therefore, the investor receives a coupon payment of $95.00 on the related coupon payment date.

Basket Stock	Initial Share Price	Final Share Price	Stock Return	Stock Performance	Weighting	Stock Performance × Weighting
GE	$16.15	$18.57	15.00%	9.50%	10%	0.95%
BAC	$15.66	$18.79	20.00%	9.50%	10%	0.95%
PFE	$17.67	$19.44	10.00%	9.50%	10%	0.95%
PG	$62.85	$69.14	10.00%	9.50%	10%	0.95%
PEP	$62.11	$74.53	20.00%	9.50%	10%	0.95%
TEVA	$57.94	$63.73	10.00%	9.50%	10%	0.95%
UTX	$67.35	$77.45	15.00%	9.50%	10%	0.95%
HPQ	$50.12	$55.13	10.00%	9.50%	10%	0.95%
MSFT	$28.59	$32.88	15.00%	9.50%	10%	0.95%
FPL	$45.77	$52.64	15.00%	9.50%	10%	0.95%
			Total:			9.50%
			Coupon Rate:			9.50%
			Coupon Payment ($1000 × Coupon Rate)			$95.00

Example 3: On the hypothetical coupon determination date, the final share prices of seven of the basket stocks increased from the initial share prices while the final share prices of the other three basket stocks decreased from the initial share prices. Three of the positive stock returns were subject to the coupon cap, and the positive stock returns were offset partially by negative stock returns. The weighted average of the Stock Performances is 2.90%, and therefore, the investor receives a coupon payment of $29.00 on the related coupon payment date.

Basket Stock	Initial Share Price	Final Share Price	Stock Return	Stock Performance	Weighting	Stock Performance × Weighting
GE	$16.15	$18.57	15.00%	9.50%	10%	0.95%
BAC	$15.66	$14.09	-10.00%	-10.00%	10%	-1.00%
PFE	$17.67	$18.55	5.00%	5.00%	10%	0.50%
PG	$62.85	$69.14	10.00%	9.50%	10%	0.95%
PEP	$62.11	$64.28	3.50%	3.50%	10%	0.35%
TEVA	$57.94	$62.58	8.00%	8.00%	10%	0.80%
UTX	$67.35	$73.41	9.00%	9.00%	10%	0.90%
HPQ	$50.12	$45.11	-10.00%	-10.00%	10%	-1.00%
MSFT	$28.59	$32.88	15.00%	9.50%	10%	0.95%
FPL	$45.77	$43.48	-5.00%	-5.00%	10%	-0.50%
			Total:			2.90%
			Coupon Rate:			2.90%
			Coupon Payment ($1000 × Coupon Rate)			$29.00

Example 4: On the hypothetical coupon determination date, the final share prices of eight of the basket stocks increased from the initial share prices while the final share prices of the other two basket stocks decreased from the initial share prices. Six of the positive stock returns are subject to the coupon cap. The positive stock returns are offset entirely by negative stock returns, and the weighted average of the Stock Performances is equal to 0%. Therefore, the investor receives no coupon payment on the related coupon payment date.

Basket Stock	Initial Share Price	Final Share Price	Stock Return	Stock Performance	Weighting	Stock Performance × Weighting
GE	$16.15	$8.88	-45.00%	-45.00%	10%	-4.50%
BAC	$15.66	$18.79	20.00%	9.50%	10%	0.95%
PFE	$17.67	$19.44	10.00%	9.50%	10%	0.95%
PG	$62.85	$69.14	10.00%	9.50%	10%	0.95%
PEP	$62.11	$65.84	6.00%	6.00%	10%	0.60%
TEVA	$57.94	$59.10	2.00%	2.00%	10%	0.20%
UTX	$67.35	$80.82	20.00%	9.50%	10%	0.95%
HPQ	$50.12	$55.13	10.00%	9.50%	10%	0.95%
MSFT	$28.59	$32.88	15.00%	9.50%	10%	0.95%
FPL	$45.77	$36.62	-20.00%	-20.00%	10%	-2.00%
			Total:			0.00%
			Coupon Rate:			0.00%
			Coupon Payment ($1000 × Coupon Rate)			$0.00

PS–4

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this pricing supplement, including but not limited to the coupon determination dates and the final share prices, and any combination thereof, as described in the following sections of the accompanying prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” with respect to the basket stocks and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the basket; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” with respect to the basket stocks and “Reference Assets—Baskets—Adjustments Relating to Securities with the Reference Asset Comprised of a Basket” with respect to the basket.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the basket stocks. Because the Notes are our senior unsecured obligations, any coupon payments and principal protection at maturity are subject to our ability to pay our obligations as they become due.

•

Returns Linked to an Equally Weighted Basket of 10 Basket Stocks—The coupon rate on the Notes is linked to the performance of an equally weighted basket of 10 common stocks or American depositary shares issued by General Electric Company, Bank of America Corporation, Pfizer Inc., The Procter & Gamble Company, PepsiCo, Inc., Teva Pharmaceutical Industries Limited, United Technologies Corporation, Hewlett-Packard Company, Microsoft Corporation and FPL Group, Inc.

•

Annual Coupon Payments—The Notes offer the potential to receive annual coupon payments with a variable coupon rate of not less than 0% and not greater than the coupon cap of 9.50%. The coupon rate will equal the weighted average of the Stock Performances of the basket stocks on the applicable coupon determination date, provided that the coupon rate will not be less than 0%. For each basket stock, the Stock Performance on any coupon determination date will equal the lesser of the coupon cap or the stock return. Accordingly, you will receive a coupon payment on a coupon payment date only if, on average, the basket stocks have appreciated from the pricing date to the related coupon determination date.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. We think is appropriate to treat the Notes as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes, although the matter is not free from doubt. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the Notes, if any (e.g., because payments on the Notes are projected to increase over time). This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a

PS–5

prediction nor a guarantee of what the actual yield will be. In addition to accruing interest income in accordance with the comparable yield and projected payment schedule, you will be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.

Any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment in respect of the Notes and thereafter would be capital loss.

Other tax characterizations of your Notes are possible. For example, your Notes could conceivably be treated as variable rate debt instruments, in which case gain or loss from the sale of the Notes could be capital gain or loss. The rules applicable to variable rate debt instruments are discussed further under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement. Our conclusion that it is appropriate to treat the Notes as contingent payment debt instruments, rather than as variable rate debt instruments, is based partly on an example in relevant Treasury regulations which treats payments of interest that are based on the value of the S&P 500 Index as “backloaded” because the S&P 500 Index is expected to increase in value over time. There is no clear authority, however, with regard to how this example should be applied to an instrument such as the Notes and, under these particular facts, arguments could be made to the contrary. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent payment debt instrument. You should consult your tax advisor, however, if you have any concerns about this treatment.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket stocks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

You May Not Receive Coupon Payments on Your Notes—Your only return on the Notes will be the annual coupon payments, if any, that may be paid over the term of the Notes. If the final share prices of any basket stocks on any coupon determination date have declined from the initial share prices, the resulting negative stock returns could offset entirely the positive contribution to the basket performance by any basket stocks with positive stock returns. Under these circumstances, the coupon rate will equal 0% and no coupon payment will be made on the applicable coupon payment date. If the coupon rate is 0% for each of the coupon payment dates, you will not receive any return on your investment. Your return on the Notes may be lower than a return you would have received if you had invested directly in some or all of the basket stocks.

•

Limited Return on the Notes—The appreciation potential of the Notes is limited by the coupon cap. On each coupon determination date, even if one or more of the stock returns is greater than the coupon cap, the Stock Performances for those basket stocks will not exceed the coupon cap regardless of the appreciation in the basket stock, which may be significant. Accordingly, the weighted average performance of the basket—and therefore the resulting coupon rate—will not exceed the coupon cap.

•

Changes in the Prices of the Basket Stocks May Offset Each Other—The Notes are linked to an equally weighted basket consisting of 10 common stocks or American depositary shares. Price movements in the basket stocks may result in stock returns for the basket stocks on any coupon determination date that do not correlate with each other. At a time when the final share price of one or more of the basket stocks increases from the initial share price, the final share prices of the other basket stocks may not increase by as much or may even decline. Therefore, in calculating the coupon rate for any coupon payment date, any positive contribution to the basket performance by a basket stock with a positive stock return may be moderated, or more than offset, by depreciation in the other basket stocks. In addition, any positive contribution by a basket stock is limited to the coupon cap while any negative contribution by a basket stock is not limited by any floor and therefore may have a disproportionate, negative impact on the coupon rate. There can be no assurance that the final share price for any basket stock will be higher than its initial share price on any coupon determination date or that you will receive a coupon payment on any coupon payment date.

•

Correlation of Performances among the Basket Stocks May Reduce the Performance of the Notes—Performances among the basket stocks may become highly correlated from time to time during the term of the Notes, including, but not limited to, a period in which there is a substantial decline in the primary securities markets for the basket stocks. High correlation during periods of negative stock returns could cause the coupon payments to equal zero and adversely affect the market value of the Notes.

PS–6

•

Exchange Rate Risk—Because American depositary shares are denominated in U.S. dollars but represent foreign equity securities that are denominated in a foreign currency, changes in currency exchange rates may negatively impact the value of the American depositary shares. The value of the foreign currency may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, exposure to exchange rate risk may result in reduced returns for Notes linked to American depositary shares.

•

The Notes linked to American Depositary Shares are Subject to Risks Associated with Foreign Securities Markets—Because foreign equity securities underlying the American depositary shares may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Notes linked to American depositary shares involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the basket stocks would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The Notes will be reported as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Assuming the Notes are so treated, if you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of the Notes based on the comparable yield and the projected payment schedule for the Notes. This comparable yield and projected payment schedule is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield or payments will be. It is possible that you may be required to pay taxes on an amount of ordinary income prior to the receipt of the payments to which such income relates. For example, this timing mismatch may arise if projected payments on the Notes increase over the term of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket stocks;

•	the time to maturity of the Notes;

•	the dividend rate on the basket stocks;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–7

The Basket Stocks

We urge you to read “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” in the prospectus supplement. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a basket stock can be located by reference to the corresponding SEC file number specified below.

The summary information below regarding the companies issuing the basket stocks comes from the issuers’ respective SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuers of the basket stocks with the SEC. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

General Electric Company

According to publicly available information, General Electric Company (the “Company”) is one of the largest and most diversified technology, media, and financial services corporations in the world. With products and services ranging from aircraft engines, power generation, water processing, and security technology to medical imaging, business and consumer financing, media content and industrial products, the Company serves customers in more than 100 countries and employs more than 300,000 people worldwide as of December 31, 2008.

The Company’s executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06828-0001.

The issuer’s SEC file number is: 001-00035.

Historical Performance of the Common Stock of General Electric Company

The following graph sets forth the historical performance of the common stock of General Electric Company based on the daily closing price from January 3, 2003 through February 17, 2010. The closing price on February 17, 2010 was $16.15. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket stock should not be taken as an indication of future performance, and no assurance can be given as to the final share price on any coupon determination date.

PS–8

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Bank of America Corporation

According to publicly available information, Bank of America Corporation (the “Company”) is a Delaware corporation, a bank holding company and a financial holding company under the Gramm-Leach-Bliley Act. The Company’s principal executive offices are located in the Bank of America Corporate Center, Charlotte, North Carolina 28255.

The Company provides banking and nonbanking financial services and products through three business segments: Global Consumer and Small Business Banking, Global Corporate and Investment Banking and Global Wealth and Investment Management. The Company currently operates in all 50 states, the District of Columbia and more than 40 different countries. In the United States, it serves more than 59 million consumer and small business relationships with more than 6,100 retail banking offices and approximately 18,700 ATMs. With the acquisition of Merrill Lynch & Co., Inc. on January 1, 2009, the Company has a wealth management business with more than 18,000 financial advisors and more than $1.8 trillion in client assets.

The issuer’s SEC file number is 001-06523.

Historical Performance of the Common Stock of Bank of America Corporation

The following graph sets forth the historical performance of the common stock of Bank of America Corporation based on the daily closing price from January 3, 2003 through February 17, 2010. The closing price on February 17, 2010 was $15.66. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket stock should not be taken as an indication of future performance, and no assurance can be given as to the final share price on any coupon determination date.

PS–9

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Pfizer Inc.

According to publicly available information, Pfizer Inc. (the “Company”) is a research-based, global pharmaceutical company. The Company discovers, develops, manufactures and markets leading prescription medicines for humans and animals. The Company was incorporated under the laws of the State of Delaware on June 2, 1942. The Company operates in two business segments: Pharmaceutical and Animal Health. The Company also operates several other businesses, including the manufacture of gelatin capsules, contract manufacturing and bulk pharmaceutical chemicals.

The Company completed the sale of its Consumer Healthcare business to Johnson & Johnson for $16.6 billion in December 2006. In January 2008, the Company completed the acquisition of Coley Pharmaceutical Group, Inc., a company whose area of expertise is immunotherapy with specific emphasis on Toll-like receptor research and development. Also in January 2008, the Company completed the acquisition of CovX Research LLC, a privately-held biotherapeutics company focused on preclinical oncology and metabolic research and a developer of a technology platform. On January 26, 2009, the Company announced that it had entered into a definitive merger agreement under which it was to acquire Wyeth in a cash-and-stock transaction. The acquisition of Wyeth was completed on October 15, 2009.

The issuer’s SEC file number is 1-3619.

Historical Performance of the Common Stock of Pfizer Inc.

The following graph sets forth the historical performance of the common stock of Pfizer Inc. based on the daily closing price from January 3, 2003 through February 17, 2010. The closing price on February 17, 2010 was $17.67. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket stock should not be taken as an indication of future performance, and no assurance can be given as to the final share price on any coupon determination date.

PS–10

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The Procter & Gamble Company

According to publicly available information, The Procter & Gamble Company (the “Company”) was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, the Company markets its products in more than 180 countries. As of June 30, 2009, the Company was organized into three Global Business Units: Beauty; Health & Well-Being; and Household Care. The Company’s products are sold in over 180 countries around the world primarily through mass merchandisers, grocery stores, membership club stores, drug stores and in “high-frequency stores,” the neighborhood stores which serve many consumers in developing markets.

The issuer’s SEC file number is 333-145938.

Historical Performance of the Common Stock of The Procter & Gamble Company

The following graph sets forth the historical performance of the common stock of The Procter & Gamble Company based on the daily closing price from January 3, 2003 through February 17, 2010. The closing price on February 17, 2010 was $62.85. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket stock should not be taken as an indication of future performance, and no assurance can be given as to the final share price on any coupon determination date.

PS–11

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PepsiCo, Inc.

According to publicly available information, PepsiCo, Inc. (the “Company”) was incorporated in Delaware in 1919 and was reincorporated in North Carolina in 1986. The Company is a leading global beverage, snack and food company. The Company manufactures or uses contract manufacturers, markets and sells a variety of salty, convenient, sweet and grain-based snacks, carbonated and non-carbonated beverages and foods in approximately 200 countries, with their largest operations in North America (United States and Canada), Mexico and the United Kingdom.

The issuer’s SEC file number is 01-01183.

Historical Performance of the Common Stock of PepsiCo, Inc.

The following graph sets forth the historical performance of the common stock of PepsiCo, Inc. based on the daily closing price from January 3, 2003 through February 17, 2010. The closing price on February 17, 2010 was $62.11. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket stock should not be taken as an indication of future performance, and no assurance can be given as to the final share price on any coupon determination date.

PS–12

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Teva Pharmaceutical Industries Limited

According to publicly available information, Teva Pharmaceutical Industries Limited (the “Company”) is a global pharmaceutical company producing drugs in all major treatment categories. The Company is a leading generic drug company in the world, as well as in the United States, in terms of both total and new prescriptions. The Company also has a growing branded pharmaceutical business, including Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, respiratory products and, following the Company’s acquisition of Barr Pharmaceuticals, Inc. (“Barr”), women’s health products. The Company’s active pharmaceutical ingredients (“API”) business provides vertical integration to its own pharmaceutical production and sells to third party manufacturers.

The Company’s global operations are conducted in North America, Europe, Latin America, Asia and Israel. Following the acquisition of Barr, the Company has had direct operations in more than 60 countries, as well as 38 finished dosage pharmaceutical manufacturing sites in 17 countries, 20 generic R&D centers operating mostly within certain manufacturing sites and 20 API manufacturing sites around the world.

The Company was incorporated in Israel on February 13, 1944 and is the successor to a number of Israeli corporations, the oldest of which was established in 1901.

The issuer’s SEC file number is 000-16174.

Historical Performance of the American Depositary Shares of Teva Pharmaceutical Industries Limited

The following graph sets forth the historical performance of the American depositary shares of Teva Pharmaceutical Industries Limited based on the daily closing price from January 3, 2003 through February 17, 2010. The closing price on February 17, 2010 was $57.94. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket stock should not be taken as an indication of future performance, and no assurance can be given as to the final share price on any coupon determination date.

PS–13

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

United Technologies Corporation

According to publicly available information, United Technologies Corporation (the “Company”) was incorporated in Delaware in 1934. The Company provides high technology products and services to the building systems and aerospace industries worldwide.

The Company’s operating units include businesses with operations throughout the world. Otis, Carrier and UTC Fire & Security serve customers in the commercial and residential property industries worldwide. Carrier also serves commercial, industrial, transport refrigeration and food service equipment customers. Pratt & Whitney, Hamilton Sundstrand and Sikorsky primarily serve commercial and government customers in both the original equipment and aftermarket parts and services markets of the aerospace industry. Hamilton Sundstrand and Pratt & Whitney also serve customers in certain industrial markets.

The issuer’s SEC file number is: 1-812.

Historical Performance of the Common Stock of United Technologies Corporation

The following graph sets forth the historical performance of the common stock of United Technologies Corporation based on the daily closing price from January 3, 2003 through February 17, 2010. The closing price on February 17, 2010 was $67.35. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket stock should not be taken as an indication of future performance, and no assurance can be given as to the final share price on any coupon determination date.

PS–14

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Hewlett-Packard Company

According to publicly available information, Hewlett-Packard Company (the “Company”) is a leading global provider of products, technologies, software, solutions and services to individual consumers, small and medium sized businesses, large enterprises, including customers in the government, health and education sectors. The offerings span personal computing and other access devices, imaging and printing-related products and services, enterprise information technology infrastructure (including enterprise storage and server technology, networking products and resources, and software that optimizes business technology investments), and multi-vendor customer services (including infrastructure technology and business process outsourcing, technology support and maintenance, application development and support services and consulting and integration services).

The Company was incorporated in 1947 under the laws of the State of California as the successor to a partnership founded in 1939 by William R. Hewlett and David Packard. Effective in May 1998, it changed its state of incorporation from California to Delaware.

The issuer’s SEC file number is 1-4423.

Historical Performance of the Common Stock of Hewlett-Packard Company

The following graph sets forth the historical performance of the common stock of Hewlett-Packard Company based on the daily closing price from January 3, 2003 through February 17, 2010. The closing price on February 17, 2010 was $50.12. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket stock should not be taken as an indication of future performance, and no assurance can be given as to the final share price on any coupon determination date.

PS–15

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Microsoft Corporation

According to publicly available information, Microsoft Corporation (the “Company”) develops and markets software, services, and solutions. The Company does business throughout the world and has offices in more than 100 countries. The Company generates revenue by developing, manufacturing, licensing, and supporting a wide range of software products for many computing devices. Its software products include operating systems for servers, personal computers, and intelligent devices; server applications for distributed computing environments; information worker productivity applications; business solution applications; high-performance computing applications, and software development tools. The Company provides consulting and product support services. The Company also researches and develops advanced technologies for future software products.

The Company’s majority of revenue in fiscal year 2009 came from sales of Windows Vista. Windows 7, the latest version of Windows, was released to manufacturing in July 2009 and was expected to be generally available on October 22, 2009.

The issuer’s SEC file number is 000-14278.

Historical Performance of the Common Stock of Microsoft Corporation

The following graph sets forth the historical performance of the common stock of Microsoft Corporation based on the daily closing price from January 3, 2003 through February 17, 2010. The closing price on February 17, 2010 was $28.59. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket stock should not be taken as an indication of future performance, and no assurance can be given as to the final share price on any coupon determination date.

PS–16

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FPL Group, Inc.

According to publicly available information, FPL Group, Inc. (the “Company”) was incorporated in 1984 under the laws of Florida. As of December 31, 2008, the Company and its subsidiaries employed approximately 15,300 people.

The Company has two principal operating subsidiaries, FPL and NextEra Energy Resources (formerly known as FPL Energy, LLC). FPL is a rate-regulated utility engaged primarily in the generation, transmission, distribution and sale of electric energy. FPL supplies electric service to a population of more than 8.7 million throughout most of the east and lower west coasts of Florida. NextEra Energy Resources is the Company’s competitive energy subsidiary which produces the majority of its electricity from clean and renewable fuels. Through its subsidiaries, NextEra Energy Resources currently owns, develops, constructs, manages and operates primarily domestic electric-generating facilities in wholesale energy markets. NextEra Energy Resources also provides full energy and capacity requirements services primarily to distribution utilities in certain markets and owns a retail electric provider based in Texas.

The issuer’s SEC file number is 001-08841.

Historical Performance of the Common Stock of FPL Group, Inc.

The following graph sets forth the historical performance of the common stock of FPL Group, Inc. based on the daily closing price from January 3, 2003 through February 17, 2010. The closing price on February 17, 2010 was $45.77. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket stock should not be taken as an indication of future performance, and no assurance can be given as to the final share price on any coupon determination date.

PS–17

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $30.00 per $1,000 principal amount Note.

PS–18